Exhibit 99.1

Lufax Announces Changes in Board and Committee Composition

SHANGHAI, August 14, 2025 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that on August 14, 2025, Mr. Weidong Li has tendered his resignation as an independent non-executive Director, a member of the audit committee of the Company (the “Audit Committee”) and the chairman of the nomination and remuneration committee of the Company (the “Nomination and Remuneration Committee”), effective on August 14, 2025, due to changes in his personal work arrangements which require him to devote substantially more time to his other professional commitments. The resignation of Mr. Weidong Li does not result from any dispute or disagreement with the Company.

The Company would like to take this opportunity to express its appreciation to Mr. Weidong Li for his significant contribution to the Company during his tenure of office.

The Company is pleased to announce the appointment of Ms. Wai Ping Tina Lee as an independent non-executive Director, a member of each of the Audit Committee and the Nomination and Remuneration Committee effective on August 14, 2025.

Ms. Wai Ping Tina Lee, aged 63, is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. Lee held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. Lee began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank, Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management and credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University and completed her legal education at Hong Kong University SPACE and Manchester Metropolitan University. Ms. Lee was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

With effect from August 14, 2025, Mr. David Xianglin Li has resigned as a member of the Nomination and Remuneration Committee, and the Board has resolved to appoint Mr. Dicky Peter Yip as the chairman of the Nomination and Remuneration Committee, and Ms. Lee as a member of each of the Audit Committee and the Nomination and Remuneration Committee following Mr. Li’s resignation.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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